Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

May 2, 2022

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing to you to inform that today, the Board of Directors of Grupo Financiero Galicia S.A., in compliance with the decision made by the Ordinary Shareholders´ Meeting held on April 26th, 2022, has decided to make available to its shareholders, from May 9th, 2022, a cash dividend for the amount of Ps. 11,000,000,000.00. -

Please note that the requisite notice in respect of the dividend indicated above will be made by the Company on a timely basis in accordance with applicable regulations in place.

Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com